                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                             (Amendment No. _____)*

                              CAMPBELL SOUP COMPANY
                              ---------------------
                                (Name of Issuer)

                         Capital Stock, $.375 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   134429-10-9
                                 --------------
                                 (CUSIP Number)


                               John F. Bales, III
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                             Philadelphia, PA 19103
                                 (215) 963-5478
                       -----------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                February 14, 2000
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)
         |_|  Rule 13d-1(c)
         |X|  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NUMBER:  134429-10-9                                     PAGE 2 OF 5 PAGES


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1)       Names of Reporting Persons; S.S. or I.R.S. Identification

                  Charlotte C. Weber
--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      N/A
         (b)      N/A
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3)       SEC Use Only
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4)       Citizenship or Place of Organization                             U.S.A.
--------------------------------------------------------------------------------

   Number of                   5)      Sole Voting Power           22,131,687.25
    Shares                     _________________________________________________
 Beneficially
   Owned by                    6)      Shared Voting Power
Each Reporting                 _________________________________________________
 Person With
                               7)      Sole Dispositive Power      22,131,687.25
                               _________________________________________________

                               8)      Shared Dispositive Power
--------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                             22,131,687.25
         Owned by Each Reporting Person
--------------------------------------------------------------------------------

10)      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)                          N/A
--------------------------------------------------------------------------------

11)      Percent of Class Represented by Amount in Row (9)                 5.19%
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12)      Type of Reporting Person (See Instructions)                          IN
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CUSIP NUMBER:  134429-10-9                                     PAGE 3 OF 5 PAGES


                                  SCHEDULE 13G

Item 1. (a). Name of Issuer: Campbell Soup Company (the "Issuer")

             (b). Address of Issuer's Principal Executive Offices: Campbell
                  Place, Camden, New Jersey  08103-1799

Item 2. (a). Name of Person Filing: Charlotte C. Weber (the "Filer"):

             (b). Address of Principal Business Office or, if None, Residence:
                  Live Oak Properties, P.O. Drawer 2108, Ocala, Florida  34478.

             (c). Citizenship: U.S.A.

             (d). Title of Class of Securities: Capital Stock, $0.375 par value
                  (the "Capital Stock").

             (e). CUSIP Number: 134429-10-9


Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check whether the Person Filing is a:             N/A

Item 4. Ownership.

             (a). Amount beneficially owned: 22,131,687.25

             (b). Percent of Class: 5.19%

             (c). Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote: 22,131,687.25

                  (ii)  Shared power to vote or to direct the vote:  --

                  (iii) Sole power to dispose or to direct the disposition of:
                        22,131,687.25

                  (iv)  Shared power to dispose or to direct the disposition of:
                        --

Item 5. Ownership of Five Percent or Less of a Class.  N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the
        Security Being Reported on by the Parent Holding Company.   N/A

Item 8. Identification and Classification of Members of the Group.  N/A

Item 9. Notice of Dissolution of Group.   N/A

CUSIP NUMBER:  134429-10-9                                     PAGE 4 OF 5 PAGES


Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NUMBER:  134429-10-9                                     PAGE 5 OF 5 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 1, 2000

                                            CHARLOTTE C. WEBER



                                            By: /s/ Charlotte C. Weber
                                                --------------------------------
                                                    Charlotte C. Weber









         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. ss. 1001)